EXHIBIT A-1

           Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

     Dated:  May 10, 1996



     WILLIAM BLAIR MEZZANINE                   /s/ Timothy J. MacKenzie
     CAPITAL FUND, L.P.                        Timothy J. MacKenzie
     By:   William Blair Mezzanine
           Capital Partners, L.P.
           its general partner


     By:   /s/ Terrance M. Shipp               /s/ Terrance M. Shipp
           A General Partner                   Terrance M. Shipp


     WILLIAM BLAIR MEZZANINE
     CAPITAL PARTNERS, L.P.
                                               /s/ Marc J. Walfish
                                               Marc J. Walfish
     By:   /s/ Terrance M. Shipp
           A General Partner


     WILLIAM BLAIR & COMPANY, L.L.C.


     By:   /s/ Stephen Campbell
           A Principal